Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) RESIGNATION OF NON-EXECUTIVE DIRECTOR

(2) APPOINTMENT OF NON-EXECUTIVE DIRECTOR

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”) of Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) announces that Mr. Guangheng JI (“Mr. JI”) has tendered his resignation as a non-executive Director and other relevant positions of the Company due to change of his personal work arrangements on August 8, 2023. Mr. JI’s resignation took effect from August 8, 2023, being the date of his resignation letter. Mr. JI has confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its appreciation to Mr. JI for his significant contribution to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that the Board has resolved to appoint Mr. Yonglin XIE (“Mr. XIE”) as a non-executive Director of the Company with effect from August 8, 2023.

The biographical details of Mr. XIE are set out below.

Mr. XIE, aged 54, is currently an executive director, the president and co-CEO of Ping An Insurance (Group) Company of China Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318) and one of the controlling shareholders of the Company) (“Ping An Insurance”) and the chairman of Ping An Bank Co., Ltd. (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)) (“Ping An Bank”). Mr. XIE joined Ping An Insurance in 1994 and has been serving as a director of Ping An Insurance since April 2020. He was the deputy director of Ping

An Insurance’s Strategic Development & Reform Center from June 2005 to March 2006. He held positions of the operations director, the human resources director, and a vice president of Ping An Bank from March 2006 to November 2013, and served as the special assistant to the chairman, the president and the CEO, and the chairman of Ping An Securities Co., Ltd. from November 2013 to November 2016 consecutively. He was a senior vice president of Ping An Insurance from September 2016 to December 2019. Previously, Mr. XIE served as the deputy general manager of sub-branches of Ping An Property & Casualty Insurance Company of China, Ltd., the deputy general manager and then the general manager of branches of Ping An Life Insurance Company of China, Ltd. (“Ping An Life”), and the general manager of the marketing department of Ping An Life. Mr. XIE graduated from Nanjing University with a Ph.D. in Corporate Management and a Master of Science degree.

Mr. XIE has entered into a service agreement with the Company for an initial term of three years commencing from August 8, 2023 (subject to rotation and re-election as and when required under the Company’s current articles of association and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)). According to the Company’s current articles of association, Mr. XIE will hold office as a non-executive Director of the Company until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. In addition, according to the terms of Mr. XIE’s appointment, he will not be entitled to any emolument in relation to his appointment as a non-executive Director of the Company.

Save as disclosed above, as of the date of this announcement, Mr. XIE has confirmed that he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, Mr. XIE has also confirmed that he does not have any relationship with any Director, the senior management or substantial shareholder or controlling shareholders of the Company, or any other interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to Mr. XIE’s appointment.

The Board would like to express its warmest welcome to Mr. XIE on his appointment.

For and on behalf of the Board
Lufax Holding Ltd Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, August 8, 2023

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors and, Mr. Rusheng Yang, Mr. Weidong Li, Mr. Xudong Zhang and Mr. David Xianglin Li as the independent non-executive Directors.

3